Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2019-08

PolyMet announces preliminary results for rights offering

and results of annual shareholder meeting voting

St. Paul, Minn., June 27, 2019 PolyMet Mining Corp. (“PolyMet” or the “company”) TSX: POM; NYSE American: PLM  – today announced preliminary results of its US$265 million rights offering following the expiration of the subscription period, which expired on June 26, 2019 at 5:00 p.m. Eastern time. Based on the preliminary results, Glencore AG (“Glencore”) will own approximately 71.66 percent of the company’s common shares  on a non-diluted basis following closing of the fully backstopped rights offering, which percentage includes Glencore’s exercise of its basic subscription rights, additional subscription rights and common shares purchased pursuant to the standby commitment.

Preliminary results indicate that 118,270,070 basic subscription rights and 747,550 additional rights were exercised as of the expiration date to purchase an aggregate of approximately 252,206,551 common shares of the company, which includes the exercise of basic subscription rights and additional subscription rights by Glencore. The common shares were purchased at US$0.3881 per share.

Glencore agreed to exercise its basic subscription right in full. In addition, pursuant to a standby commitment, Glencore agreed, subject to certain terms, limitations and conditions, to purchase all unsubscribed common shares in the rights offering. The company obtained the standby commitment from Glencore to ensure that the rights offering would be fully subscribed and that the company will raise US$265 million in gross proceeds from the rights offering. Based on the preliminary results, the company expects Glencore to purchase 430,607,287 common shares pursuant to the standby commitment at the subscription price of US$0.3881 per share. The company expects to consummate the standby commitment and close the rights offering on June 28, 2019.

The company intends to use the net proceeds of the rights offering and standby commitment for the repayment of the amount that the company is indebted to Glencore under certain debentures plus accrued interest, and fees and expenses associated with the backstop agreement.

“We thank all of our shareholders for their interest in and support for this project, and are grateful to those who participated in this rights offering,” said Jon Cherry, president and CEO, “The issuance of the federal wetlands permit in March, which brought the project to a fully permitted status, and clearing our balance sheet of debt with this rights offering puts us in a much stronger position to obtain construction financing for the project. We could not have achieved either one of these major milestones without Glencore’s longstanding technical and financial support.”

The rights offering results are preliminary in nature and are subject to change following final count of subscription certificates and closing procedures by the company’s rights agent. The company expects to issue a press release at the close of the market on June 28, 2019 to announce the final results of the rights offering.

If a holder did not exercise his or her subscription rights prior to the expiration date, such rights have expired and are void and have no value, and such holder owns the same number of the company’s common shares as such holder did before the commencement of the rights offering.

Annual shareholders meeting results

Also today, the company reports 77.22 percent of the eligible shares were represented at its Annual General Meeting of Shareholders held on June 26, 2019 in Toronto, Ontario, and all motions put forward by the company were passed at the meeting.

The number of directors of the company was fixed at nine and the following persons were elected as directors of the company to hold office until the next annual general meeting. Voting results are shown below:

Director	Votes For	% For	Votes Withheld	% Withheld
Dennis Bartlett	116,291,979	95.11	5,991,546	4.89
Jonathan Cherry	119,361,812	97.62	2,921,713	2.38
Mike Ciricillo	116,192,058	95.02	6,091,467	4.98
Dr. David Dreisinger	116,776,226	95.50	5,507,299	4.50
W. Ian L. Forrest	116,585,477	95.35	5,698,048	4.65
Helen Harper	115,906,766	94.79	6,376,759	5.21
Alan R. Hodnik	116,763,085	95.49	5,520,440	4.51
Stephen Rowland	114,488,319	93.63	7,795,206	6.37
Michael M. Sill	116,258,508	95.08	6,025,017	4.92

In other matters for shareholder approval, PricewaterhouseCoopers LLP was re-appointed as auditors of the company and the board is authorized to fix the remuneration to be paid to the auditors.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease, and owns 100 percent of the former LTV Steel Mining Company processing facility, located approximately seven rail miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received all permits necessary to construct and operate the NorthMet Project. NorthMet is expected to require approximately two million hours of construction labor, create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2018, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.